SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

     For the fiscal year ended December 31, 1998

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934




                         COMMISSION FILE NUMBER 1-4821



                              PITTWAY CORPORATION
                   BLUE CHIP PROFIT SHARING AND SAVINGS PLAN
                            (Full title of the Plan)



                              PITTWAY CORPORATION
         (Name of Issuer of the Securities Held Pursuant to the Plan)




                        200 S. Wacker Drive, Suite 700
                         Chicago, Illinois 60606-5802
               (Address of Issuer's Principal Executive Office)

                               REQUIRED INFORMATION



                                                                   Page

(a)  Financial Statements - financial statements                   3-17
     required to be filed are listed in the
     Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Signatures                                                      18

(c)  Exhibit:

     Number        Description

       23          Consent of Independent Accountants                19

                             PITTWAY CORPORATION
                           BLUE CHIP PROFIT SHARING
                               AND SAVINGS PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1998 and 1997

                             PITTWAY CORPORATION
                  BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                        INDEX TO FINANCIAL STATEMENTS



Title                                                              Page

Report of independent accountants                                    5

Financial Statements:

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1998                   6

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1997                   7

     Statement of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1998                                        8

     Statements of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1997                                        9

     Notes to Financial Statements                               10-15

Supplemental schedules:
     Item 27a - Schedule of Assets held for Investment
      Purposes at December 31, 1998                                 16

     Item 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1998                          17


Note: All other schedules of additional financial information required by section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the
Administrative Committee of the
Pittway Corporation Blue Chip
Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pittway Corporation Blue Chip Profit
Sharing and Savings Plan at December 31, 1998 and 1997, and the changes in net ssets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


Chicago, Illinois
June 17, 1999

                                          PITTWAY CORPORATION
                                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                         AT DECEMBER 31, 1998
<CAPTIONS>


                                Fidelity                Fidelity     Fidelity   Fidelity    Fidelity
                               Diversified   Fidelity    Growth &     Market    Emerging     Money
                              International  Magellan    Income       Index      Growth      Market
                                  Fund          Fund       Fund        Fund       Fund       Fund

           ASSETS

Investments                      $1,480,458 $27,129,999 $20,329,802 $ 2,679,645 $3,178,268 $  8,710,071
Participant loans                     -          -           -           -           -           -
Dividends and interest
 receivable                           -          -           -           -           -           -
Net assets available
 for benefits                    $1,480,458 $27,129,999 $20,329,802 $ 2,679,645 $3,178,268 $  8,710,071


                                  Fidelity                 Penton
                                   Managed    AptarGroup    Media      Pittway
                                   Income        Stock      Stock       Stock   Participant
                                    Fund         Fund        Fund       Fund        Loans       Total

           ASSETS

Investments                      $2,879,681 $ 2,387,482 $ 6,932,963 $28,550,901      -     $104,259,270
Participant loans                    -            -           -           -     $3,224,243    3,224,243
Dividends and interest
 receivable                          -            -          10,354      25,685      -          36,039
Net assets available
 for benefits                    $2,879,681 $ 2,387,482 $ 6,943,317 $28,576,586 $3,224,243 $107,519,552



                        The accompanying notes are an integral part of this statement.


                                                   6

                                          PITTWAY CORPORATION
                                BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                          AT DECEMBER 31, 1997

<CAPTIONS>

                                Fidelity                    Fidelity     Fidelity   Fidelity      Fidelity
                               Diversified     Fidelity     Growth &      Market    Emerging       Money
                              International    Magellan     Income        Index      Growth        Market
                                  Fund            Fund        Fund        Fund        Fund          Fund
           ASSETS

Investments                      $1,990,946  $33,580,413  $25,433,574  $2,289,081  $  2,671,536  $17,464,277
Participant loans                     -           -            -            -            -            -
Dividends receivable                  -           -            -            -            -            -

Contributions receivable:
 From participating employees         1,020        9,920        8,346       1,366         1,783        5,311
 From employer                          340        3,637        2,895         486           584        1,601
Net assets available
 for benefits                    $1,992,306  $33,593,970  $25,444,815  $2,290,933  $  2,673,903  $17,471,189

                                  Fidelity
                                   Managed    AptarGroup    Pittway
                                   Income        Stock       Stock     Participant
                                    Fund         Fund        Fund         Loans          Total

           ASSETS

Investments                      $3,817,319  $ 2,984,156  $37,734,016       -      $127,965,318
Participant loans                    -             -            -      $3,603,723     3,603,723
Dividends receivable                 -             -           49,863       -            49,863

Contribution receivable:
 From participating employees         1,624        -            8,566       -            37,936
 From employer                          568        -            3,158       -            13,269
Net assets available
 for benefits                    $3,819,511  $ 2,984,156  $37,795,603  $3,603,723  $131,670,109



                      The accompanying notes are an integral part of this statement.


                                                   7

                                          PITTWAY CORPORATION
                                BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                   FOR THE YEAR ENDED DECEMBER 31, 1998


<CAPTIONS>
                                  Fidelity                 Fidelity    Fidelity   Fidelity     Fidelity
                                 Diversified   Fidelity    Growth &     Market    Emerging      Money
                                International  Magellan     Income      Index      Growth       Market
                                    Fund         Fund        Fund        Fund       Fund        Fund


Contributions:
 From participating employees     $  356,721  $ 2,955,015 $ 2,828,500 $   621,468 $  774,011  $  1,369,516
 From employer                        97,890      862,708     746,947     150,314    167,415       521,901
                                     454,611    3,817,723   3,575,447     771,782    941,426     1,891,417
Income from investments:
 Dividends and interest               55,676    1,620,858   1,125,477      99,337    193,499       740,201
Net appreciation
  (depreciation) in market
  value of investments                80,849    4,913,870   3,181,311     371,877    601,690         -

Benefits paid to participants       (108,060)  (1,885,993) (1,372,170)   (173,672)   (73,024)   (1,736,925)
Transfers between funds, net          82,380   (1,934,192) (1,112,103)    489,499    411,787    (1,321,529)
Transfers to other plans, net     (1,077,304) (12,996,237)(10,512,975) (1,170,111)(1,571,013)   (8,334,282)

Net increase (decrease) in
 net assets available for
 benefits for the period            (511,848)  (6,463,971) (5,115,013)    388,712    504,365    (8,761,118)
Net assets available for
 benefits, beginning of
 the period                        1,992,306   33,593,970  25,444,815   2,290,933  2,673,903    17,471,189
Net assets available for
 benefits, end of the
 period                           $1,480,458  $27,129,999 $20,329,802 $ 2,679,645 $3,178,268  $  8,710,071




                                    Fidelity                Penton
                                    Managed    AptarGroup    Media    Pittway
                                     Income       Stock      Stock      Stock     Participant
                                      Fund        Fund       Fund       Fund        Loans        Total
Contributions:
 From participating employees     $  486,974       -            -     $ 2,942,904      -      $ 12,335,109
 From employer                       137,143  $      (272)$    (2,139)    919,695      -         3,601,602
                                     624,117         (272)     (2,139)  3,862,599      -        15,936,711
Income from investments:
 Dividends and interest              215,504       16,084      21,459     144,495 $  278,210     4,510,800
 Net appreciation
 (depreciation) in market
  value of investments                 -           30,981     521,413   2,611,700      -        12,313,691

Benefits paid to participants       (474,780)     (68,620)    (58,508) (1,555,299)  (247,057)   (7,754,108)
Transfers between funds, net         214,586      (62,076)  8,983,129  (6,673,698)   922,217         -
Transfers to other plans, net     (1,519,257)    (512,771) (2,522,037) (7,608,814)(1,332,850)  (49,157,651)

Net increase (decrease) in
 net assets available for
 benefits for the period            (939,830)    (596,674)  6,943,317  (9,219,017)  (379,480)  (24,150,557)
Net assets available for
 benefits, beginning of
 the period                        3,819,511    2,984,156       -      37,795,603  3,603,723   131,670,109
Net assets available for
 benefits, end of the
 period                           $2,879,681  $ 2,387,482 $ 6,943,317 $28,576,586 $3,224,243  $107,519,552



                       The accompanying notes are an integral part of this statement.


                                                   8

                                          PITTWAY CORPORATION
                                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                   FOR THE YEAR ENDED DECEMBER 31, 1997


<CAPTIONS>
                                   Fidelity                  Fidelity   Fidelity    Fidelity    Fidelity
                                  Diversified    Fidelity    Growth &    Market     Emerging     Money
                                 International   Magellan     Income     Index       Growth      Market
                                      Fund          Fund        Fund       Fund        Fund       Fund

Contributions:
 From participating employees     $  328,620   $ 2,594,655 $ 2,408,080 $  339,914 $    534,411 $ 1,516,042
 From employer                        82,107       881,982     710,632     86,389      126,039     529,659
                                     410,727     3,476,637   3,118,712    426,303      660,450   2,045,701

Income from investments:
 Dividends and interest               71,443     2,145,907   1,145,327     60,292      524,335     886,325
Net appreciation
  (depreciation) in market
  value of investments               160,196     4,874,044   4,619,774    318,609     (186,466)      -

Benefits paid to participants       (138,373)   (1,424,742) (1,174,685)  (124,716)     (20,527) (1,488,160)
Transfers between funds, net         404,513    (2,393,909)     10,979  1,013,426      332,688    (352,148)

Net increase in net assets
 available for benefits for
 the period                          908,506     6,677,937   7,720,107  1,693,914    1,310,480   1,091,718
Net assets available for
 benefits, beginning of
 the period                        1,083,800    26,916,033  17,724,708    597,019    1,363,423  16,379,471
Net assets available for
 benefits, end of the
 period                           $1,992,306   $33,593,970 $25,444,815 $2,290,933 $  2,673,903 $17,471,189

                                  Fidelity
                                   Managed     AptarGroup   Pittway
                                   Income        Stock       Stock     Participant
                                    Fund         Fund        Fund        Loans        Total
Contributions:
 From participating employees     $  452,397         -     $ 2,451,886      -     $ 10,626,005
 From employer                       143,521         -         786,292      -        3,346,621
                                     595,918         -       3,238,178      -       13,972,626

Income from investments:
 Dividends and interest              227,318   $    16,483     175,870 $  210,330    5,463,630
 Net appreciation
  (depreciation) in market
  value of investments                 -         1,117,088   8,369,782      -       19,273,027

Benefits paid to participants       (315,703)      (75,537) (1,679,782)  (136,359)  (6,578,584)
Transfers between funds, net        (401,782)      (47,374)    201,128  1,232,479        -

Net increase (decrease) in
 net assets available for
 benefits for the period             105,751     1,010,660  10,305,176  1,306,450   32,130,699
Net assets available for
 benefits, beginning of
 the period                        3,713,760     1,973,496  27,490,427  2,297,273   99,539,410
Net assets available for
 benefits, end of the
 period                           $3,819,511   $ 2,984,156 $37,795,603 $3,603,723 $131,670,109



                        The accompanying notes are an integral part of this statement.


                                                   9

                           PITTWAY CORPORATION
                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN:

The Pittway Corporation Blue Chip Profit Sharing and Savings Plan (the "Plan") covers eligible full-time employees of Pittway Corporation and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company.

Prior to January 1, 1999, an employee became eligible to participate on the first day of the first calendar quarter after the completion of one year of service. Beginning in January, 1999, an employee becomes eligible to participate in the plan upon completion of thirty days of service with an entry date on the first day of the next calendar quarter thereafter. Employees will automatically be enrolled in the plan upon their first eligible Entry Date at a contribution rate of 3 percent. These contributions will automatically be invested in the Fidelity Retirement Government Money Market Fund. Employees not interested in participating in the plan must decline the automatic enrollment.

Before automatic enrollment was adopted in January, 1999, participation in the Plan was elected by employees. Employees may change the election percentage or investment options. The plan allows employees to contribute between 1 and 15 percent of the employee's pretax earnings (subject to Internal Revenue Service limitations) among the investment options offered by the plan. Participants' earnings are generally defined as total compensation for services rendered to a participating Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually for each separate participating Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

The investment funds available to participants are the Fidelity Diversified International Fund, the Fidelity Magellan Fund, the Fidelity Growth and Income Fund, the Fidelity Spartan Market Index Fund, the Fidelity Emerging Growth Fund, the Fidelity Retirement Government Money Market Fund, the Fidelity Managed Income Fund and the Pittway Stock Fund. In August, 1998, the Penton Media Stock Fund was established when the Company spun off its Penton Media Group into a separate company called Penton Media, Inc. and distributed one share of Penton Media, Inc. common stock for each share of Pittway Class A Stock held. In April 1993, the AptarGroup Stock Fund was established when the Company spun off its Seaquist Group into a separate company called AptarGroup, Inc. and distributed one share of AptarGroup, Inc. common stock for each share of Pittway Class A Stock held. Any dividends paid on either the AptarGroup Stock Fund or the Penton Media Stock Fund are transferred and reinvested in the Pittway Stock Fund.

A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Forfeitures of nonvested amounts occur when a participant terminates employment for any reason other than retirement after age 65, death, or disability. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. Forfeited amounts are used to reduce future contributions of the Employer. Such forfeitures totaled $90,972 and $97,400 in 1998 and 1997 respectively.

Fidelity Management Trust Company is the trustee of the plan investments in the Fidelity Diversified International Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Spartan Market Index Fund, Fidelity Emerging Growth Fund, Fidelity Retirement Government Money Market Fund, and the Fidelity Managed Income Fund. The Northern Trust Company is the trustee of the plan investments in the AptarGroup Stock Fund, the Penton Media Stock Fund, and the Pittway Stock Fund.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments

The AptarGroup Stock Fund, Penton Media Stock Fund, and Pittway Stock Fund invest in shares of AptarGroup, Inc. common stock, Penton Media, Inc. common stock and Pittway Corporation Class A stock, respectively. The Fidelity Diversified International Fund is a mutual fund which invests primarily in foreign stocks that are included in the Morgan & Stanley EAFE

Index. The Fidelity Magellan Fund is a mutual fund that primarily invests in the common stocks of broadly diversified foreign and domestic companies. The Fidelity Growth and Income Fund is a mutual fund that primarily invests in foreign and domestic stocks. The Fidelity Spartan Market Index Fund is a mutual fund that invests primarily in stocks that are included in the Standard & Poor's Index of 500 stocks and in other securities that are based on the value of the index. The Fidelity Emerging Growth Fund is a mutual fund which invests in stocks of small and medium-sized developing companies. The Fidelity Retirement Government Money Market Fund is a money market mutual fund that invests in obligations issued or guaranteed as to principal and interest by the U.S. Government. The Fidelity Managed Income Fund is a pooled investment fund that invests in high-quality, short and long-term investment contracts, bank investment contracts, short-term money market instruments and debt obligations issued by one institution and insured by another as to the payment of principal at maturity.

Investments in the AptarGroup Stock Fund, Penton Media Stock Fund, and Pittway Stock Fund are valued at quoted market prices. Investments in the Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Spartan Market Index Fund, Fidelity Emerging Growth Fund and Fidelity Diversified International Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Money Market Fund and Fidelity Managed Income Fund are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates market value.

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The cost of securities sold is determined on an average cost basis. In accordance with regulatory requirements for the Plan's Form 5500, the cost of securities sold is determined based on the fund price at the beginning of the plan year. This treatment results in a difference in realized and unrealized appreciation or depreciation between the Plan's Form 5500 and the financial statements.

Participant loans

The Plan currently provides that a participant may, for any reason, borrow from the Plan an amount of at least $1,000 and not to exceed 50 percent of the participant's vested account balance. Prior to August 1, 1997, a participant could only borrow from the Plan for reasons of financial hardship. Each participant loan is evidenced by a note and is considered an investment of that participant's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 54 months.

Loan proceeds are withdrawn from the participant's account on a defined source and fund hierarchy. Loan repayments are applied to funds based on the most recent fund election percentage designated by the participant. This activity is reflected within net transfers between funds. All loan fees are paid by participants and netted against loan interest income.

Contributions

Employer and employee contributions are invested monthly directly in appropriate funds based on the most recent fund election percentage designated by the participant.

Benefit payment obligations

Benefit payment obligations to terminated employees at year-end are not presented as a liability in the Statements of Net Assets Available for Benefits or as benefit payments in the Statements of Changes in Net Assets Available for Benefits with Fund Information. This treatment results in a difference between the Plan's Form 5500 and the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

                                                       December 31,
                                                    1998           1997

Net assets available for benefits per the
 financial statements                           $107,519,552  $131,670,109
Amounts allocated to withdrawing
 participants                                       (612,030)     (340,987)
Net assets available for benefits
 per Form 5500                                  $106,907,522  $131,329,122

Trustee and administrative expenses

Expenses incurred in the administration of the Plan are paid by the Company.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Party-in-interest transactions consist of loans made to participants and investments in the Pittway Stock Fund, Penton Media Stock Fund and AptarGroup Stock Fund. Stock in the Pittway Stock Fund is acquired on the open market at fair market value on the date purchased. Party-in-interest transactions also consist of the investments in the Fidelity Funds as Fidelity is the trustee of the Plan.


NOTE 4 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Furthermore, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN:

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Employer contributions may be discontinued and the Company may terminate the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 6 - INVESTMENTS:

The cost and market value of investments at December 31, 1998 and 1997 were as follows:
                                                 Market       Number
1998                                  Cost        Value      of Shares

Fidelity Diversified Int'l Fund   $ 1,318,149  $  1,480,458      83,547
Fidelity Magellan Fund             18,780,604    27,129,999     224,549
Fidelity Growth & Income Fund      13,911,294    20,329,802     443,493
Fidelity Spartan Market Index Fund  2,074,174     2,679,645      31,418
Fidelity Emerging Growth Fund       2,662,222     3,178,268     100,026
Fidelity Money Market Fund          8,710,070     8,710,071   8,710,070
Fidelity Managed Income Portfolio   2,879,681     2,879,681   2,879,681
AptarGroup, Inc. Common Stock         520,495     2,387,482      85,076*
Penton Media, Inc. Common Stock     3,010,928     6,932,963     342,369
Pittway Corp. Class A Stock        12,691,923    28,550,901     863,531*
                                  $66,559,540  $104,259,270


                                                 Market       Number
1997                                  Cost        Value      of Shares

Fidelity Diversified Int'l Fund   $ 1,857,623  $  1,990,946     123,431
Fidelity Magellan Fund             27,121,715    33,580,413     352,476
Fidelity Growth & Income Fund      18,658,147    25,433,574     667,548
Fidelity Market Index Fund          1,986,249     2,289,081      33,417
Fidelity Emerging Growth Fund       2,901,351     2,671,536     112,486
Fidelity Money Market Fund         17,464,277    17,464,277  17,464,277
Fidelity Managed Income Portfolio   3,817,319     3,817,319   3,817,319
AptarGroup, Inc. Common Stock         692,427     2,984,156      53,769
Pittway Corp. Class A Stock        18,091,747    37,734,016     541,960
                                  $92,590,855  $127,965,318

* The number of shares in Aptar Group and Pittway stock increased following a 2 for 1 stock split paid August 26, 1998 and September 11, 1998 respectively.

NOTE 7 - TRANSFER TO OTHER PLAN

On August 7, 1998, the Company spun off its Penton Media Group into a separate company called Penton Media, Inc. On this date, Plan net assets for Penton Media Group employees totaling $49,157,651 were transferred to a new plan established by Penton Media, Inc.

                                         PITTWAY CORPORATION
                               BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES
                                         AT DECEMBER 31, 1998

<CAPTIONS>
                                              Number of
Interest
Security Description                           Shares            Cost          Market Value        Rate

Fidelity Diversified International Fund *        83,547       $ 1,318,149      $  1,480,458

Fidelity Magellan Fund *                        224,549        18,780,604        27,129,999

Fidelity Growth & Income Fund *                 443,493        13,911,294        20,329,802

Fidelity Market Index Fund *                     31,418         2,074,174         2,679,645

Fidelity Emerging Growth Fund *                 100,026         2,662,222         3,178,268

Fidelity Money Market Fund *                  8,710,071         8,710,070         8,710,071

Fidelity Managed Income Portfolio *           2,879,681         2,879,681         2,879,681

AptarGroup, Inc. Common Stock *                  85,076           520,495         2,387,482

Penton Media, Inc. Common Stock *               342,369         3,010,928         6,932,963

Pittway Corp. Class A Stock *                   863,531        12,691,923        28,550,901

Participant Loans *                               -                 -             3,224,243      7.75% - 10.00%

Total Assets Held for Investment                              $66,559,540      $107,483,513

* Party-in-interest.

                                                   16

                                           PITTWAY CORPORATION
                               BLUE CHIP PROFIT SHARING AND SAVINGS PLAN
                             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1998
                              AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
<CAPTIONS>
                                                                                                Current Value
                                                                                                 of Asset on
                                        Number of    Purchase        Selling       Cost of       Transaction     Net Gain
Security Description                  Transactions     Price          Price         Asset           Date         or (Loss)
Fidelity Magellan Fund: *
  Acquisitions                          220         $7,430,641                    $7,430,641     $7,430,641
  Dispositions                          193                       $18,794,926    $15,771,752    $18,794,926     $3,023,174

Fidelity Growth & Income Fund: *
  Acquisitions                          219         $7,878,560                    $7,878,560     $7,878,560
  Dispositions                          191                       $16,163,643    $12,625,412    $16,163,643     $3,538,231

Fidelity Money Market Fund: *
  Acquisitions                          190         $4,985,792                    $4,985,792     $4,985,792
  Dispositions                          194                       $13,729,176    $13,729,176    $13,729,176          -

Fidelity Managed Income Portfolio: *
  Acquisitions                          168         $3,262,815                    $3,262,815     $3,262,815
  Dispositions                          160                        $4,200,453     $4,200,453     $4,200,453          -

Pittway Corp. Class A Stock: *
  Acquisitions                          145         $9,032,304                    $9,032,304     $9,032,304
  Dispositions                          100                       $11,164,897     $8,782,999    $11,164,897     $2,381,898

Penton Corp. Stock: *
  Acquisitions                           40         $9,673,327                    $9,673,327     $9,673,327
  Dispositions                           38                        $3,261,777     $2,649,305     $3,261,777       $612,472

* Party-in-interest.

                                                  17

                              SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



     PITTWAY CORPORATION BLUE CHIP
     PROFIT SHARING AND SAVINGS PLAN








     BY:  /s/ Paul R. Gauvreau
         Paul R. Gauvreau
         Member of Plan Administrative Committee


Date: June 28, 1999